

Mail Stop 3561

March 23, 2017

Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245-5012

> **Re: Mattel, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Form 8-K furnished January 25, 2017**
> **File No. 001-05647**

Dear Mr. Farr:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 44

1. We note from pages 22 and 44 the reasons why Mattel management uses the disclosed non-GAAP measures. Please revise to also include the reasons why such measures are useful to investors in accordance with Regulation S-K, Item 10(e)(1)(i)(C).

Form 8-K furnished January 25, 2017

Exhibit 99.1

2. We note your reconciliations of gross sales to net sales in exhibits III and IV. Please revise future earnings releases and filings to begin your reconciliations with GAAP

results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure